Mail Stop 6010   July 25, 2007

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

> **Re: CastlePoint Holdings, Ltd.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 13, 2007**
> **File No. 333-134628**

Dear Sir or Madam:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

Recent Developments, page 11

1. We refer to your recent announcements regarding your agreements with AequiCap. It
    appears that these agreements may be material contracts which should be described in
    the business section and included as exhibits to the registration statement. Please
    revise your prospectus accordingly or supplementally advise us as to why these
    agreements are not material to your business.

2. We refer to the BestWire press releases dated June 26, 2007 and July 12, 2007, which
    describe the events surrounding your ratings and agreements with AequiCap. Please
    revise your disclosure to clarify that A.M. Best remains concerned with the relative

size of the agreement, as well as the historical and prospective loss experience of this business.

3. We note your stated expectations related to your agreements with Aequicap. Please include the bases for and assumptions used in determining your expectations related to liability premiums, gross premiums and amounts expected to be retained by CastlePoint Insurance Company.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Roslyn Tom, Esq.
        Baker & McKenzie LLP
        1114 Avenue of the Americas
        New York, NY 10036